VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC 20549-7010

July 15, 2011

Re: ENGlobal Corporation (“ENGlobal” or “the Company”)
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the period ended March 31, 2011
File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated July 7, 2011. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

ENGlobal will comply with this as requested.

2.
You disclose on page 64 that your revenue is comprised of engineering, construction management and procurement service fees and sales of control systems that you design and fabricate. Please tell us what consideration you gave to separately presenting revenue from the sale of products and revenue from service fees on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

The net sales of tangible products are less than 10% of our total revenue. We believe this is immaterial and therefore combine this revenue with our revenues from services for presentation in the statements of operations.

3.
Please disclose how you treat restricted stock and stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock and stock units. See FASB ASC-260-10-45-13 and 260-10-45-17.

The following disclosure will be included in future filings.

Unvested restricted stock awards and restricted stock units are included in diluted earnings per share until the shares have vested. The vested shares are then included in basic earnings per share.

4.
You disclose that you managed and reported through four business segments during the first two quarters of 2010 but subsequently realigned your reporting into three segments: Engineering and Construction, Automation and Field Solutions. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at your three reportable segments. See also ASC 280-10-50-21 a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

Our operating segments are the three reportable segments; Engineering and Construction, Automation and Field Solutions. The segments are distinguished by the types of services and products we offer to our clients as well as the Chief Operating Decision Maker's (CODM) view of how various Company activities perform integrated functions.

We currently do not aggregate any operating segments. Each of these segments is managed separately because they offer different services and products and require different marketing and management strategies.

The Engineering and Construction segment provides consulting services relating to the development, management and execution of projects requiring professional engineering and related project services primarily to the midstream and downstream sectors. Services provided by the Engineering and Construction segment include feasibility studies, engineering, design, procurement and construction management. The Engineering and Construction segment also provides engineering consulting services relating to the installation, operation and maintenance of various government, public sector and international facilities.

The Automation segment provides services related to the design, fabrication and implementation of process distributed control and analyzer systems, advanced automation, information technology and heat tracing projects primarily to the upstream and downstream sectors. This segment also designs, assembles, integrates and services control and instrumentation systems for specific applications in the energy and processing related industries. In addition, the Automation segment provides electrical project management to complex commercial and industrial projects, including new construction, instrumentation, structured cabling and critical infrastructure, such as emergency generator and backup power installation and service.

The Field Solutions segment provides inspection, land management, right-of-way, environmental compliance, legislative affairs support and governmental regulatory compliance services primarily to the midstream sector, including pipeline, utility and telecom companies and other owner/operators of infrastructure facilities throughout the United States. The Field Solutions segment provides services to a cross-section of clients in the energy markets. As the country attempts to shift its dependence on foreign energy to reliance on domestic sources, we anticipate that the Field Solutions segment will have additional project opportunities.

The accounting policies of each of the segments are the same as those described in the summary of critical accounting policies referenced in Note 2 above. The Company evaluates performance based on profit or loss from operations before interest, income taxes and other income or loss, but after selling, general and administrative expenses attributable to the reportable segments. Transactions between reportable segments are at market rates comparable to terms available from unrelated parties.

The financial information that is provided to our CODM and the Board of Directors for the year ended December 31, 2010 is attached as Exhibits A and B.

5.	Please provide a reconciliation of the total of your reportable segments' assets to your consolidated assets for each period presented. Refer to ASC 280-10-50-30(c).

Our table contained the reconciliation of Tangible assets, Goodwill and Other intangible assets which comprise Total assets. In future 10-K filings for each year presented, we will include the following additional disclosure.

	Engineering and Construction	Automation	Field Solutions	Corporate	Total
	(in thousands)
2010
Total assets	$53,333	$24,883	$19,702	$12,406	$110,324

2009
Total assets	$53,689	$23,524	$24,708	$8,714	$110,635

2008
Total assets	$76,193	$36,553	$32,823	$7,136	$152,705

The interim filings contain a table for the reconciliation of our Total assets in Note 6 on page 11 of our Form 10-Q for the period ended March 31, 2011.

6.
You filed a lawsuit on April 23, 2010 seeking to enforce collection of $18.75 million owed to you and your affiliates for services performed on the South Louisiana ethanol plant. Please revise your disclosure to clarify when the $18.75 million was considered earned for revenue recognition purposes. In addition, disclose whether you have created an allowance for doubtful accounts related to this amount.

The lawsuit in question is related to the lawsuit described in the immediately preceding paragraph, but was filed against the owners of the defendant company in their individual capacities. The revenue on this project was recognized in 2007 and 2008. The obligation was converted to a promissory note in 2008 and throughout 2009 and 2010 we established a reserve against the note. In 2010, we wrote down the note receivable to $1.4 million. The paragraph will be revised in future filings to language similar to below:

On April 23, 2010, ENGlobal filed an action in the United States District Court for the Southern District of Texas, Case Number 4:10-cv-10352 entitled ENGlobal Engineering, Inc. and ENGlobal Construction Resources, Inc. vs. Kennett F. Stewart, John Paul, and William A. Hurst. The lawsuit seeks to enforce collection of $18.75 million owed to ENGlobal and its affiliates for services performed on the South Louisiana ethanol plant, alleges fraud by the owners of SLE and seeks to recover damages from them in their individual capacities. This lawsuit is directly related to the lawsuit described in the immediately preceding paragraph. The revenue related to this project was recognized in 2007 and 2008. In 2008, the obligation was converted to a promissory note and in 2010, the promissory note was written down to $1.4 million.

7.	Please address the above comments in your interim filings as well, as applicable.

See the above responses individually as applicable.

In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

ENGlobal is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

If you have any questions regarding these comments, please direct them to John Beall at (281) 878-1022.

ENGlobal Corporation

/s/ John R Beall

John R Beall
Interim Chief Financial Officer

Cc:    Division of Corporation Finance
Mr. Edd Pagano, Chief Executive Officer
Mr. William Coskey, Chairman
Mr. Randy Hale, Audit Committee Chairman
ENGlobal Board of Directors

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